UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 1723, 595 Burrard Street

Vancouver, British Columbia V7X 1J1 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: December 9, 2025	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Panuco Project NI 43-101 Technical Report
99.2	Consent of QP_Allan Armitage
99.3	Consent of QP_Benjamin Eggers
99.4	Consent of QP_Cale DuBois
99.5	Consent of QP_Grahame Binks
99.6	Consent of QP_James Millard
99.7	Consent of QP_Jason Blais
99.8	Consent of QP_Jonathan Cooper
99.9	Consent of QP_Kevin Murray
99.10	Consent of QP_Neil Robinson
99.11	Consent of QP_Scott Elfen
99.12	Certificate of QP_Allan Armitage
99.13	Certificate of QP_Benjamin Eggers
99.14	Certificate of QP_Cale DuBois
99.15	Certificate of QP_Grahame Binks
99.16	Certificate of QP_James Millard
99.17	Certificate of QP_Jason Blais
99.18	Certificate of QP_Jonathan Cooper
99.19	Certificate of QP_Kevin Murray
99.20	Certificate of QP_Neil Robinson
99.21	Certificate of QP_Scott C Elfen